Exhibit 99.1

Press Release, 8 August 2012

Interxion Reports Second Quarter 2012 Results

AMSTERDAM 8 August 2012 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier-neutral colocation data centre services, announced its results today for the three months ended 30 June 2012.

Highlights

•	Revenue for the quarter increased by 13% to €68.0 million (Q2 2011: €60.0 million)

•	Adjusted EBITDA for the quarter increased by 19% to €27.8 million (Q2 2011: €23.3 million)

•	Adjusted EBITDA margin for the quarter increased to 40.8% (Q2 2011: 38.9%)

•	Net profit increased by 67% to €8.7 million (Q2 2011: €5.2 million)

•	Capital expenditure, including intangible assets, was €42.6 million

“Interxion continued its strong execution in the second quarter, delivering financial results that were consistent with our expectations,” said Interxion Chief Executive Officer, David Ruberg. “We continue to see broad-based customer demand for our high quality, connectivity driven data centres, and we are pleased to have announced the opening of the initial phases of new data centres in the London and Paris markets.”

Press Release, 8 August 2012

Quarterly Review

Revenue for the second quarter of 2012 was €68.0 million, a 13% increase over the second quarter of 2011 and a 3% increase over the first quarter of 2012. Recurring revenue was €62.9 million, a 12% increase over the second quarter of 2011 and a 1% increase over the first quarter of 2012. Recurring revenue was 92% of total revenue.

Cost of sales for the second quarter increased by 11% to €28.2 million, compared with the second quarter of 2011. Gross profit margin increased to 58.5%, compared with 57.5% in the same quarter of 2011. Sales and marketing costs in the second quarter were €4.7 million, up 2% compared with the same quarter in the previous year. General and administrative costs, excluding depreciation, amortisation, impairments, increase in provision for onerous lease contracts, and share-based payments, were €7.3 million, an increase of 11% compared with the second quarter of 2011. Depreciation, amortisation, and impairments increased by 7%, compared with the previous-year second quarter, to €10.2 million.

Net financing costs for the second quarter of 2012 were €3.9 million, compared with €6.0 million in the second quarter of 2011, primarily as a result of higher interest capitalization because of increased data centre construction.

Net profit was €8.7 million in the second quarter of 2012, up 67% from the second quarter of 2011. Earnings per share in the second quarter of 2012 were €0.13, an increase of 63%, on a weighted average of 68.0 million diluted shares compared to €0.08 on a weighted average of 67.5 million diluted shares in the second quarter of 2011.

Adjusted EBITDA for the second quarter of 2012 was €27.8 million, up 19% year-on-year. Adjusted EBITDA margin expanded to 40.8%, compared with 38.9% in the second quarter of the previous year.

Press Release, 8 August 2012

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €29.4 million, up 27% year-on-year. Capital Expenditure, including intangible assets, was €42.6 million in the second quarter 2012.

Cash and cash equivalents were €84.5 million at 30 June 2012, down from €142.7 million at year-end 2011. The company’s revolving credit facility was amended during the quarter and remains undrawn.

Equipped space at the end of the second quarter 2012 was 65,300 square metres compared with 61,500 square metres at the end of the second quarter of 2011 and 64,800 square metres at the end of the first quarter of 2012. Revenue generating space was 48,600 square metres at the end of the second quarter 2012, compared to 45,300 square metres at the end of the second quarter of 2011 and 47,500 square metres at the end of the first quarter of 2012. Utilisation rate, the ratio of revenue-generating space to equipped space, was 74%, the same as the second quarter of 2011, and up from 73% in the first quarter of 2012.

Business Outlook

The company today reaffirmed its guidance for 2012:

Revenue	€275 million – €285 million
Adjusted EBITDA	€112 million – €120 million
Capital Expenditure (including intangibles)	€170 million – €190 million

Conference Call to Discuss Results

The company will host a conference call today at 8:30am ET (1:30pm BST, 2:30pm CET) to discuss the results.

Press Release, 8 August 2012

To participate in this call, US callers may dial toll free, 1-866-966-9439; callers outside the US may dial direct, +44 (0)1452 555 566. The conference ID for this call is 97898814. This event will also be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of the call will be available from shortly after it ends until 14 August 2012. To access the replay, US callers may dial toll free, 1-866-247-4222; callers outside the US may dial direct, +44 (0)1452 550 000. The replay access number is 97898814#.

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present

Press Release, 8 August 2012

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Operating Profit to EBITDA and Adjusted EBITDA is provided in the Notes to Consolidated Income Statement: Adjusted EBITDA reconciliation later in this press release.

Interxion does not provide forward-looking estimates of Operating Profit, Depreciation, Amortization, and Impairments, Share-based Payments, or increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide reconciling information for Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 31 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer

Press Release, 8 August 2012

customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 400 carriers and ISPs and 18 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 8 August 2012

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENTS

(in €’000 - except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30-Jun 2012	30-Jun 2011	30-Jun 2012	30-Jun 2011
Revenue	68,004	60,023	133,816	117,915
Cost of sales	(28,230)	(25,522)	(54,729)	(50,302)

Gross profit	39,774	34,501	79,087	67,613
Other income	114	115	232	242
Sales and marketing costs	(4,664)	(4,591)	(9,514)	(8,803)
General and administrative costs	(18,493)	(16,496)	(36,014)	(33,795)

Operating profit	16,731	13,529	33,791	25,257
Net finance expense	(3,876)	(5,986)	(8,311)	(12,574)

Profit before taxation	12,855	7,543	25,480	12,683
Income tax expense	(4,131)	(2,319)	(8,060)	(4,651)

Net profit	8,724	5,224	17,420	8,032

Basic earnings per share: (€)	0.13	0.08	0.26	0.13
Diluted earnings per share: (€)	0.13	0.08	0.26	0.12

Number of shares outstanding at the end of the period (shares in thousands)	67,599	65,619	67,599	65,619
Weighted average number of shares for Basic EPS (shares in thousands)	67,140	65,579	66,741	62,398
Weighted average number of shares for Diluted EPS (shares in thousands)	68,021	67,536	67,693	64,534

Capacity Metrics
Equipped space (in square meters)	65,300	61,500	65,300	61,500
Revenue generating space (in square meters)	48,600	45,300	48,600	45,300
Utilisation rate	74%	74%	74%	74%

Press Release, 8 August 2012

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30-Jun 2012	30-Jun 2011	30-Jun 2012	30-Jun 2011
Consolidated

Recurring revenue	62,867	56,244	125,146	110,386
Non-recurring Revenue	5,137	3,779	8,670	7,529

Revenue	68,004	60,023	133,816	117,915

Adjusted EBITDA	27,766	23,321	55,102	45,531

Gross Margin	58.5%	57.5%	59.1%	57.3%

Adjusted EBITDA Margin	40.8%	38.9%	41.2%	38.6%

Total assets	774,738	702,513	774,738	702,513
Total liabilities	416,989	395,984	416,989	395,984
Capital expenditure, including intangible assets (i)	(42,572)	(18,952)	(103,672)	(38,470)

France, Germany, Netherlands, and UK

Recurring revenue	38,446	33,561	76,459	65,806
Non-recurring Revenue	3,907	2,535	6,199	4,962

Revenue	42,353	36,096	82,658	70,768

Adjusted EBITDA	21,828	17,964	43,405	34,743

Gross Margin	60.2%	58.5%	61.3%	58.5%

Adjusted EBITDA Margin	51.5%	49.8%	52.5%	49.1%

Total assets	494,213	296,740	494,213	296,740
Total liabilities	99,136	86,519	99,136	86,519
Capital expenditure, including intangible assets (i)	(34,562)	(9,479)	(87,055)	(21,819)

Rest of Europe

Recurring revenue	24,421	22,683	48,687	44,580
Non-recurring Revenue	1,230	1,244	2,471	2,567

Revenue	25,651	23,927	51,158	47,147

Adjusted EBITDA	13,476	12,165	26,884	24,267

Gross Margin	61.5%	61.0%	61.4%	61.0%

Adjusted EBITDA Margin	52.5%	50.8%	52.6%	51.5%

Total assets	189,219	160,436	189,219	160,436
Total liabilities	40,837	37,139	40,837	37,139
Capital expenditure, including intangible assets (i)	(6,848)	(8,539)	(14,771)	(14,803)

Corporate and Other

Adjusted EBITDA	(7,538)	(6,808)	(15,187)	(13,479)

Total assets	91,306	245,337	91,306	245,337
Total liabilities	277,016	272,326	277,016	272,326
Capital expenditure, including intangible assets (i)	(1,162)	(934)	(1,846)	(1,848)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Press Release, 8 August 2012

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: Adjusted EBITDA reconciliation

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30-Jun 2012	30-Jun 2011	30-Jun 2012	30-Jun 2011
Reconciliation to adjusted EBITDA

Consolidated

Operating profit	16,731	13,529	33,791	25,257
Depreciation, amortization and impairments	10,236	9,568	19,891	18,094

EBITDA	26,967	23,097	53,682	43,351
Share-based payments	913	339	1,652	679
Increase/(decrease) in provision for onerous lease contracts	—	—	—	18
IPO transaction costs (ii)	—	—	—	1,725
Income from sub-leases on unused data center sites	(114)	(115)	(232)	(242)

Adjusted EBITDA	27,766	23,321	55,102	45,531

France, Germany, Netherlands, and UK

Operating profit	16,004	12,265	32,213	23,915
Depreciation, amortization and impairments	5,776	5,753	11,101	10,899

EBITDA	21,780	18,018	43,314	34,814
Share-based payments	162	61	323	153
Increase/(decrease) in provision for onerous lease contracts	—	—	—	18
Income from sub-leases on unused data center sites	(114)	(115)	(232)	(242)

Adjusted EBITDA	21,828	17,964	43,405	34,743

Rest of Europe

Operating profit	9,486	8,835	19,181	17,858
Depreciation, amortization and impairments	3,883	3,289	7,489	6,287

EBITDA	13,369	12,124	26,670	24,145

Share-based payments	107	41	214	122

Adjusted EBITDA	13,476	12,165	26,884	24,267

Corporate and Other

Operating Profit/(Loss)	(8,759)	(7,571)	(17,603)	(16,516)

Depreciation, amortization and impairments	577	526	1,301	908

EBITDA	(8,182)	(7,045)	(16,302)	(15,608)
Share-based payments	644	237	1,115	404
IPO transaction costs (ii)	—	—	—	1,725

Adjusted EBITDA	(7,538)	(6,808)	(15,187)	(13,479)

(ii)	The IPO transaction costs represent the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

Press Release, 8 August 2012

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	30-Jun 2012	31-Dec 2011
Non-current Assets
Property, plant and equipment	562,122	477,798
Intangible assets	17,330	12,542
Deferred tax assets	33,919	39,557
Financial fixed assets	774	—
Other non-current assets	4,575	3,841

	618,720	533,738

Current Assets
Trade and other current assets	71,532	67,874
Cash and cash equivalents	84,486	142,669

	156,018	210,543

Total Assets	774,738	744,281

Shareholders’ Equity
Share capital	6,760	6,613
Share premium	472,775	466,166
Foreign currency translation reserve	10,398	7,386
Accumulated deficit	(132,184)	(149,604)

	357,749	330,561

Non-current Liabilities
Trade payables and other liabilities	10,893	10,294
Deferred tax liabilities	1,995	1,742
Provision for onerous lease contracts	9,237	10,618
Borrowings	257,594	257,267

	279,719	279,921
Current Liabilities
Trade payables and other liabilities	130,984	127,639
Income tax liabilities	3,002	2,249
Provision for onerous lease contracts	3,136	3,108
Borrowings	148	803

	137,270	133,799

Total Liabilities	416,989	413,720

Total Liabilities and Shareholders’ Equity	774,738	744,281

Press Release, 8 August 2012

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	30-Jun 2012	31-Dec 2011
Borrowings Net of Cash and Cash Equivalents

Cash and Cash Equivalents (iii)	84,486	142,669

9.5% Senior Secured Notes due 2017 (iv)	255,914	255,560

Financial Leases	223	337

Other Borrowings	1,605	2,173

Borrowings Excluding Revolving Credit Facility Deferred Financing Costs	257,742	258,070

Revolving credit facility deferred financing costs (v)	(1,523)	(667)

Total Borrowings	256,219	257,403

Borrowings Net of Cash and Cash Equivalents	171,733	114,734

(iii)	Cash and cash equivalents includes €4.9 million as of June 30, 2012 and €4.8 million as of December 31, 2011, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iv)	€260 million 9.5% Senior Secured Notes due 2017 include premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(v)	Deferred financing costs of €1.5 million incurred in connection with the €60 million revolving credit facility, which is currently undrawn.

Press Release, 8 August 2012

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30-Jun 2012	30-Jun 2011	30-Jun 2012	30-Jun 2011
Profit for the period	8,724	5,224	17,420	8,032
Depreciation, amortization and impairments	10,236	9,568	19,891	18,094
IPO transaction costs	—	—	—	1,725
Unwinding provision for onerous lease contracts	(794)	(779)	(1,579)	(1,553)
Share-based payments	913	339	1,652	679
Net finance expense	3,876	5,986	8,311	12,574
Income tax expense	4,131	2,319	8,060	4,651

	27,086	22,657	53,755	44,202
Movements in trade and other current assets	3,142	1,603	(3,785)	(5,680)
Movements in trade and other liabilities	(862)	(1,225)	4,815	5,190

Cash Generated from Operations	29,366	23,035	54,785	43,712
Interest paid	(157)	(421)	(10,131)	(12,580)
Interest received	172	266	320	537
Income tax paid	(1,591)	(465)	(2,302)	(1,152)

Net Cash Flows from Operating Activities	27,790	22,415	42,672	30,517
Cash Flow from Investing Activities
Purchase of property, plant and equipment	(41,528)	(16,240)	(101,223)	(35,364)
Disposals of property, plant and equipment	—	945	—	945
Purchase of intangible assets	(1,044)	(2,712)	(2,449)	(3,106)
Acquisition financial fixed assets	—	—	(774)	—
Movement in short-term investments	—	(90,000)	—	(90,000)

Net Cash Flows from Investing Activities	(42,572)	(108,007)	(104,446)	(127,525)
Cash Flow from Financing Activities
Proceeds from exercised options	2,554	—	5,104	2,324
Proceeds from issuance of new shares	—	(400)	—	142,952
Repayment of “Liquidation Price” to former preferred shareholders	—	—	—	(3,055)
Proceeds from Senior Secured Notes and RCF	(955)	(206)	(955)	(645)
Other Borrowings	(624)	(849)	(681)	(1,588)

Net Cash Flows from Financing Activities	975	(1,455)	3,468	139,988
Effect of exchange rate changes on cash	113	(241)	123	(124)

Net Movement in Cash and Cash Equivalents	(13,694)	(87,288)	(58,183)	42,856
Cash and cash equivalents, beginning of period	98,180	229,259	142,669	99,115

Cash and Cash Equivalents, End of Period	84,486	141,971	84,486	141,971

Press Release, 8 August 2012

INTERXION HOLDING NV

Announced Expansion Projects

with Target Open Dates in 2012 & 2013

Market	Project	CAPEX (a, b) (€ million)	Equipped Space (a) (Sqm)	Target Opening

Stockholm	STO 1: Phase 4 Expansion	€5	500	1Q 2012 (opened)

Frankfurt	FRA 7: New Build	€21	1,500	1Q 2012 (opened)

Paris	PAR 7 : Phase 1 New Build	€70	4,500	2Q 2012 (opened) (c)

London	LON 2: New Build	€38	1,600	3Q 2012 (opened) (d)

Amsterdam	AMS 6: New Build	€60	4,000	4Q 2012

Madrid	MAD 2: New Build	€10	800	1Q 2013

Total		€204	12,900

(a)	CAPEX and Equipped Space are approximate and may change after project completion.
(b)	CAPEX reflects the total for the listed project at full power and capacity and may not be all invested in the current year.
(c)	500 sqm opened in 2Q 2012; 1500 sqm to be opened in 3Q 2012; remainder by end of 1Q 2013
(d)	500 sqm opened in July; additional 400 sqm to open in August; remaining 700 sqm to open by year end 2012.